Exhibit 10.8

EXECUTION VERSION

September 12, 2014

Peter Chapman

at the address on file with

Great Western Bancorp, Inc.

Re:	Terms of Employment

Dear Peter,

This letter (this “Letter”) sets forth the term of your employment with Great Western Bancorp, Inc., a Delaware corporation (the “Company”), Great Western Bank and their subsidiaries (together, the “Group”).

1.	Commencement Date

This Letter is being entered into in connection with the initial public offering of the Company’s shares of common stock (the “IPO”). Your employment under this Letter will begin on the date that the IPO closes (the “Commencement Date”). In the event that the IPO is not completed prior to June 30, 2015 or your employment terminates prior to the closing of the IPO, this Letter will be null, void in its entirety and without effect.

2.	Term

Your employment under this Letter will begin on the Commencement Date and will continue until either you or the Company terminates such employment. Your employment with the Group will be for an unspecified duration and constitutes “at will” employment. Your employment may be terminated at any time for any reason or no reason, at the option of you or the Company, subject to the obligations under this Letter. Upon termination of your employment with the Group, at the request of the Company you will promptly resign from any officer position, directorship or any other position in which you act as a fiduciary of or for the Group.

3.	Position and Duties

3.1	Position and Reporting. You will serve the Company and Great Western Bank in the position of Chief Financial Officer and Executive Vice President (your “Position”). In those capacities, you will report directly to the Company’s Chief Executive Officer. You understand, acknowledge and agree that you will be employed by both the Company and Great Western Bank and will be providing services to both, although the expectation is that a substantial portion of your time and efforts will be devoted to providing services to Great Western Bank, and that the Company and Great Western Bank will apportion the costs of the compensation and benefits provided to you in this Letter between them as they deem appropriate.

Peter Chapman

September 12, 2014

3.2	Duties and Responsibilities. You are required to perform the duties that are customarily associated with and appropriate to the Position, or which are delegated to you, from time to time, by the Company’s Chief Executive Officer, the Company’s Board of Directors (the “Board”) or Great Western Bank’s Board of Directors. Unless otherwise designated by the Company’s Chief Executive Officer, the Board or Great Western Bank’s Board of Directors, you will primarily perform such duties at the Company’s headquarters in Sioux Falls, South Dakota (your “Primary Work Site”), subject to required travel where appropriate to execute such duties and such other terms and conditions provided in this Letter.

3.3	Performance. You will devote substantially all of your business time and attention to the Group and will use good faith efforts to discharge your responsibilities under this Letter to the best of your ability. Unless you have the Company’s written consent, you may not: (i) engage in any activities, including but not limited to directorships or personal business activities, where a conflict might arise as between those activities and the Group’s interests; or (ii) perform any other work which interferes with your ability to perform your duties for the Group, whether or not a conflict of interest might arise as between that other work and the Group’s interests.

4.	Compensation

4.1	Salary. Your annual base salary is $345,000 (as may be increased or decreased from time to time, your “Salary”), payable in accordance with the Group’s normal practices for senior executives. The Compensation Committee of the Board will review your Salary at least annually and may increase it at any time for any reason. However, your Salary may not be decreased at any time (including after any increase) other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives, and any increase in your Salary will not reduce or limit any other obligation to you under this Letter. Your initial Salary will be retroactive to the later of (A) August 1, 2014 and (B) the date that is six (6) months prior to the Commencement Date, and, as soon as practicable following the Commencement Date, you will receive a lump-sum payment of the amount that otherwise would have been paid to you under this Section 4.1 had this Letter been in effect on such date (for the avoidance of doubt, there will be no duplication of any base salary paid to you).

4.2

Future Annual Cash Bonus. Beginning with the fiscal year ending September 30, 2015 (the “2015 Fiscal Year”), you will be entitled to receive an annual cash incentive bonus (your “Bonus”) for each fiscal year of the Company ending during your employment. Your target Bonus opportunity will be 50% of your Salary, and your actual Bonus will range from 0% to 200% of your target bonus opportunity based on actual performance against performance metrics established by the Compensation Committee of the Board and be paid within two and one half months after the end of the fiscal year to which it relates. For the 2015 Fiscal Year, the performance metrics applicable to your Bonus will be cash earnings (weighted 40%) and return on equity (weighted 60%). The

Peter Chapman

September 12, 2014

Compensation Committee of the Board, in its sole discretion, will establish the specific performance targets for the 2015 Fiscal Year and future fiscal years, and may establish different performance metrics for future fiscal years. Your Bonus will be subject to the terms of the Company’s annual incentive plan under which it is awarded (including applicable performance metrics and any deferral requirements) and any Group clawback or recoupment policy in effect from time to time. You expressly agree to comply with any such policy in all regards.

4.3	2014 Annual Cash Bonus. For the fiscal year ending September 30, 2014 (the “2014 Fiscal Year”), you will be entitled to receive an annual cash incentive bonus (your “2014 Bonus”). Your target 2014 Bonus opportunity is 50% of your Salary, and your actual Bonus will range from 0% to 200% of your target bonus opportunity based on actual performance against the performance metrics under the NAB Group Short Term Incentive Plan (which are cash earnings, weighted 40%, and return on equity, weighted 60%) and be paid within two and one half months after the end of the 2014 Fiscal Year. For the avoidance of doubt, your 2014 Bonus supersedes any other cash incentive bonus to which you would otherwise have been entitled to by the Group or National Australia Bank Limited or any of its affiliates.

4.4	Equity Awards. As soon as practicable following the closing of the IPO, but no later than 30 days thereafter, you will be granted:

(a)	for the 2015 Fiscal Year, an annual long-term incentive compensation award (“LTI Award”) with a value of $225,000 (based on the IPO price per share of the Company’s common stock). Your LTI Award for the 2015 Fiscal Year will be (i) 50% in the form of time-based restricted stock units, which will vest in three equal annual installments on each of the first three anniversaries of the grant date and (ii) 50% in the form of performance-based restricted stock units, which will vest based on performance over a three-year performance period; and

(b)	a one-time award of performance-based restricted stock units with a value of $225,000 (the “IPO Grant”) (based on the IPO price per share of the Company’s common stock). The IPO Grant will be granted as soon as practicable following the closing of the IPO and will vest based on performance over a three-year performance period. Your IPO Grant will be subject to the terms of the Company equity plan under which it is granted and to the terms of any applicable award agreement.

For any fiscal year ending during your employment following the 2015 Fiscal Year, you will be eligible to receive an LTI Award in form and amount determined in the sole discretion of the Board (or the Compensation Committee of the Board). Your LTI Awards, including the LTI Award for the 2015 Fiscal Year, will be subject to the terms of the Company equity plan under which it is granted and to the terms of any applicable award agreement.

Peter Chapman

September 12, 2014

4.5	Additional Transition Assistance. In addition to your Salary, you will receive $10,000 per month for a period of twelve months beginning on the first day of the month following the Commencement Date as you transition from your international assignment, payable in accordance with the Group’s normal practices for senior executives with respect to base salary.

5.	Benefits

During your employment, you will be entitled to participate in each of the Group’s employee benefit and welfare plans, including plans providing retirement benefits or medical, dental, hospitalization, life or disability insurance, on a basis that is at least as favorable as that generally provided to other senior executives of the Group. You will be entitled to paid time off and other types of leave on a basis that is at least as favorable as that provided to other senior executives of the Group. You will be reimbursed for all reasonable business and entertainment expenses incurred by you in performing your responsibilities under this Letter that are submitted in accordance with the Group’s policy.

6.	Indemnification and Advancement of Expenses

To the extent permitted by law and subject to the Company’s certificate of incorporation and bylaws, the Company will indemnify you against any actual or threatened action, suit or proceeding against you, whether civil, criminal, administrative or investigative, arising by reason of your status as a director, officer, employee and/or agent of the Group during your employment. In addition, to the extent permitted by law and subject to the Company’s certificate of incorporation and bylaws, the Company will advance or reimburse any expenses, including reasonable attorney’s fees, you incur in investigating and defending any actual or threatened action, suit or proceeding for which you may be entitled to indemnification under this Section 6. However, you agree to repay any expenses paid or reimbursed by the Company if it is ultimately determined that you are not legally entitled to be indemnified by the Company.

7.	Company Property

7.1	All material, including but not limited to written material whether in hard copy or electronic format, created by you or which comes into your possession or control in the course of your employment with the Group, is the property of the Group.

7.2	When your employment with the Group ends, or when otherwise directed by the Company, you must return all of the Group’s property in your possession or control including, but not limited to, all material (whether written material in hard copy or electronic format), keys, access cards, vehicles owned or leased by the Group, phones, computers or discs. When directed by the Company, instead of returning such property to the Group, you must destroy it and certify in writing to the Company that you have done so.

7.3

You agree that any intellectual property created or developed by you (whether by yourself or with others) in the course of your employment with the Group will belong exclusively to the Group. By signing this Letter you: (i) assign to the Group all rights in

Peter Chapman

September 12, 2014

any intellectual property (including all rights of copyright and patent) created or developed by you (whether by yourself or with others) in the course of your employment, including the right to develop, make, use, sell, license or otherwise benefit from the intellectual property; and (ii) agree to execute any documents necessary or desirable to give effect to your obligations in this Section 7.3.

7.4	You consent to the Group doing or omitting to do anything that would otherwise infringe your rights in any copyright works created or developed by you (whether alone or with others) in the course of your employment with the Group.

8.	Confidential Information

8.1	You agree that during your employment with the Group, and after your employment with the Group ends, you must not use or disclose to any person any Proprietary Information which you acquire during your employment with the Group, except if that use or disclosure is in the proper course of your employment for the Group’s benefit, with the Company’s written consent, or as required by law. You agree that during your employment you will use your best endeavors to maintain proper and secure custody of any Proprietary Information and to prevent the publication, use or disclosure of any Proprietary Information, including by a third party.

“Proprietary Information” means confidential or proprietary information, knowledge or data concerning (i) the Group’s businesses, strategies, operations, financial affairs, organizational matters, personnel matters, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how, (ii) any other matters relating to the Group and (iii) any matter relating to clients of the Group or other third parties having relationships with the Group. Proprietary Information includes (i) information regarding any aspect of your tenure as an employee of the Group or the termination of your employment, (ii) the names, addresses, and phone numbers and other information concerning clients and prospective clients of the Group, (iii) investment techniques and trading strategies used in, and the performance records of, client accounts or other investment products, and (iv) information and materials concerning the personal affairs of employees of the Group. In addition, Proprietary Information may include information furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Letter.

8.2	These obligations do not apply to Proprietary Information which is publicly available, unless that information is publicly available because you have, directly or indirectly, breached any of your obligations with respect to that information. If it is uncertain whether any information is publicly available, the information is deemed not to be publicly available, unless the Company informs you in writing to the contrary.

8.3	Nothing in this Letter prohibits you from providing truthful testimony concerning the Group to governmental, regulatory or self-regulatory authorities, so long as you give the Company written notice of such testimony (if legally permitted) as soon as practicable under the circumstances to enable the Group to seek a protective order, confidential treatment or other appropriate relief and cooperate with the Group in seeking to do so.

Peter Chapman

September 12, 2014

9.	Termination of Employment

9.1	Related Definitions.

(a)	“Cause” means the occurrence of any of the following: (i) your conviction of, or plea of guilty or no contest to, any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof or under the laws of any other jurisdiction; (ii) your engagement in gross misconduct that causes material financial or reputational harm to the Group; (iii) your repeated failure to substantially perform your duties and responsibilities to the Group (other than failure resulting from incapacity due to mental or physical illness or injury or from any permitted leave required by law); (iv) your material violation of this Letter or any other contract or agreement between you and the Group, or any written Group policy or (v) your disqualification or bar by any governmental or self-regulatory authority from serving in the capacity required by your job description or your loss of any governmental or self-regulatory license that is reasonably necessary for you to perform your duties or responsibilities, in each case as an employee of the Group. The Group may place you on unpaid leave for up to 60 consecutive days while it is determining whether there is a basis to terminate your employment for Cause. This leave will not constitute Good Reason.

(b)	“Change in Control” will have the meaning set forth in the Company’s 2014 Omnibus Incentive Compensation Plan, as may be amended from time to time.

(d)	“Disability” has the meaning provided in the Company’s Disability Policy, as may be amended from time to time.

(c)	“Good Reason” means the occurrence of any of the following in the absence of your written consent: (i) any material and adverse change in your position or authority with the Group; (ii) the transfer of your Primary Work Site to a new location that is more than 50 miles from that in effect immediately prior to such transfer; (iii) a diminution of your base salary by more than 10%, unless such diminution applies to all other senior executives or (iv) a material breach by the Company or Great Western Bank of this Letter. You must provide notice to the Company within 30 days after you have knowledge that an event constituting Good Reason has occurred or the event will no longer constitute Good Reason. In addition, you must give the Company or Great Western Bank, as applicable, 30 days to cure the event constituting Good Reason. Notwithstanding any other provision herein, no termination will be a termination for Good Reason unless it occurs within 90 days following the event constituting Good Reason.

(e)	“Retirement” will have the meaning set forth in the Company’s 2014 Omnibus Incentive Compensation Plan, as may be amended from time to time.

Peter Chapman

September 12, 2014

9.2	Without Cause or for Good Reason. Subject to Section 10 of this Letter, if the Company terminates your employment without Cause or you terminate your employment for Good Reason, subject to Section 9.6, the only further obligations the Group will have to you are:

(a)	The Company will:

(i)	within 30 days of your termination, pay you (A) your unpaid Salary; (B) your Salary for any accrued but unused paid time off; and (C) reimbursement of any business expenses submitted in accordance with the Group’s policy; and

(ii)	provide to you, in accordance with the then-existing employee benefit plans, policies and practices of the Group, all other accrued and vested benefits

((i) and (ii) together, your “Accrued Compensation”).

(b)	The Company will pay you your Earned Bonus, as hereinafter defined, at the time such Earned Bonus would otherwise have been paid had your employment not ended. Your “Earned Bonus” means any earned but unpaid Bonus for any fiscal year ending before the end of your employment and, to the extent it has not been determined before the end of your employment, determined based on actual performance consistent with this Letter and the Company annual incentive plan under which it was awarded.

(c)	The Company will pay you your Prorated Bonus, as hereinafter defined, at the time such Prorated Bonus would otherwise have been paid had your employment not ended. Your “Prorated Bonus” means the Bonus for the fiscal year in which your termination occurs based on the actual performance of the Company consistent with this Letter and the Company annual incentive plan under which it was awarded, and prorated for the number of days you worked for the Company during such year.

(d)	The Company will pay you cash severance equal to one (1) times the sum of (i) your then-current Salary plus (ii) your then-current target Bonus opportunity (the “Severance Payment”) in twenty-six (26) equal payments following your termination date on the regular payment dates in accordance with the Group’s normal payroll practices, subject to any adjustments in payroll cycles.

(e)	The Company will, at the Company’s election, either (i) continue to provide to you benefits under the Company’s group health insurance, vision and dental plans at the level provided to you immediately prior to your termination date through the one-year anniversary date of such termination date, at which time you may be eligible to elect to continue health care and dental coverage under COBRA, or (ii) pay you a lump-sum cash payment equal to twelve (12) times the monthly COBRA cost of continued health and medical coverage for you and, as applicable, your covered spouse and/or dependents at the level provided to you immediately prior your termination date, with such payment grossed up for applicable taxes.

Peter Chapman

September 12, 2014

(f)	Any outstanding LTI Awards and the IPO Grant will continue to vest on the vesting date(s) specified in the applicable award agreement, as if you had remained employed through such date(s), subject to your continued compliance with the restrictive covenants contained in Sections 8 and 12 of this Letter and in any other agreement with the Group.

9.3	For Cause or Without Good Reason. Subject to Section 10 of this Letter, if the Company terminates your employment for Cause or you terminate your employment without Good Reason, the Company will pay you your Accrued Compensation. The Group will have no further obligations to you, and you will forfeit your Earned Bonus, Prorated Bonus, and any unvested portion of your LTI Awards and IPO Grant.

9.4	Death, Disability or Retirement. Subject to Section 10 of this Letter, if your employment terminates as a result of your death, Disability or Retirement, the only further obligations the Group will have to you are: (i) the Company will pay you your Accrued Compensation, your Earned Bonus and your Prorated Bonus, and (ii) your LTI Awards and IPO Grant will vest in accordance with the terms of the applicable award agreement, subject to your continued compliance with the restrictive covenants contained in Sections 8 and 12 of this Letter and in any other agreement with the Group. In addition, if your employment terminates as a result of your Disability, the Company will continue to pay you 100% of your then-current Salary for a period of ninety (90) days following such termination.

9.5	Change in Control. Subject to Section 10 of this Letter, if, within two years following a Change in Control, the Company terminates your employment without Cause or you terminate your employment for Good Reason, subject to Section 9.6, the only further obligations the Group will have to you are:

(a)	the payments and benefits provided in Sections 9.2(a), 9.2(b), 9.2(c), 9.2(d) and 9.2(f), except that your Severance Payment will be paid in a lump-sum (instead of in installments) and equal to two (2) times the sum of (i) your then-current Salary plus (ii) your then-current target Bonus opportunity; and

(b)	in lieu of the benefits provided in Section 9.2(e), a lump-sum cash payment equal to 24 times the monthly COBRA cost of continued health and medical coverage for you and, as applicable, your covered spouse and/or dependents at the level provided to you immediately prior your termination date, with such payment grossed up for applicable taxes.

The payments set forth in this Section 9.5(a) and 9.5(b) will be paid on a date that is no later than 60 days following your termination date. Such payments may, among other things, be payable towards group health plan continuation coverage under COBRA.

Peter Chapman

September 12, 2014

9.6	Release. Notwithstanding anything to the contrary, the Company will not be required to make the payments and provide the benefits in Sections 9.2 and 9.5 (other than the Accrued Compensation) unless you execute and deliver to the Company an agreement releasing from all liability each member of the Group and National Australia Bank Limited and any of their respective past or present officers, directors, employees or agents (the “Release”). For the avoidance of doubt, the parties acknowledge that your right to elect COBRA coverage is not subject to your execution of a Release. The Release will be in the form normally used by the Group for senior executives at the time and will be provided to you no later than two days after your separation from service, and must be executed by you and become effective and not be revoked by you by the 55th day following your separation of service (the period following your termination until the Release becomes effective, the “Release Period”). Any payments or benefits that would have been paid or provided to you during the Release Period will be paid or provided on the next regularly scheduled Group payroll date following the Release Period.

9.7	If you violate any of the restrictive covenants contained in Sections 8 and 12 of this Letter, you will (i) forfeit any LTI Awards and the IPO Grant to the extent that they have not vested at the time of such violation and (ii) forfeit any unpaid Severance Payment. Nothing in this Section 9.7 will be construed as prohibiting the Company from pursuing any other remedies available to it in the event of a violation of Sections 8 or 12.

10.	Payments Where Australian Corporations Act Applies

Notwithstanding any provision of this Letter, so long as National Australia Bank Limited continues to hold any shares of the Company’s common stock, the Company is not required to pay or provide, or procure the payment or provision, of any payment or benefit to you which is not permitted by the provisions of the Australian Corporations Act 2001 (Cth), including the provisions of Part 2D.2, Division 2 or Chapter 2E, in the absence of shareholder approval. There is no obligation on the Company to request that National Australia Bank Limited seek or obtain shareholder approval where this Section 10 applies. Any payment or benefit to be provided to you must be reduced to ensure compliance with this Section 10. In the event of overpayment to you, you must, on receiving written notice from the General Counsel of the Company (or his or her nominee), immediately repay any monies or benefits specified in such notice to ensure compliance with this Section 10. This Section 10 has effect regardless of any other provisions of this Letter.

11.	Deductions

Either during your employment or when your employment with the Group ends, you authorize the Group to deduct any amount of money that you owe the Group from any amount of money the Group owes you.

Peter Chapman

September 12, 2014

12.	Post-Employment Obligations

12.1	Non-Competition and Non-Solicitation. You agree that during your employment with the Group and for a period of twelve (12) months from the date your employment with the Group ends for any reason, you must not, without the Company’s prior written consent:

(a)	engage in a Restricted Activity in a Restricted Area;

(b)	accept the business of, or directly or indirectly (including via a corporate entity) Solicit or entice, or endeavor to Solicit or entice, from the Group the business of:

(i)	any client in respect of whom you have carried out work or with whom you have had a business relationship in the 12 months prior to your employment ending; or

(ii)	any prospective client with whom you have been involved in developing a business relationship for the Group’s benefit, during the 12 months prior to your employment ending; or

(c)	directly or indirectly (including via a corporate entity) Solicit or entice, or endeavor to Solicit or entice, from the Group any officer or employee of, or any contractor to, the Group with whom you have had direct or indirect contact or dealings, or knowledge of, during the 12 months prior to your termination date.

12.2	Your Importance to the Group and the Effect of this Section 12. You agree:

(a)	the restraints set out in this Section 12 apply as if they consist of several separate restraints combining each period of time in Section 12.1 with each of Sections 12.1(a), 12.1(b), 12.1(b)(i), 12.1(b)(ii) and 12.1(c);

(b)	if any separate restraint is unenforceable, illegal or void, that restraint is severed and the other restraints remain in force;

(c)	if any of the restraints are void for being unreasonable, or would be reasonable if part of the wording was deleted or the period of time or the Restricted Area was reduced, the restraints will apply with the modifications necessary to make them reasonable;

(d)	each of the restraints go no further than is reasonably necessary to protect the Group’s corporate legitimate business interests;

(e)	consideration, including your remuneration, has been received for each separate restraint;

(f)	your compliance with this Section 12 will not result in severe economic hardship for you or your family;

Peter Chapman

September 12, 2014

(g)	any breach by you of the restraints in Section 12 would lead to substantial loss to the Group, and the Company would not have entered into this Letter if you did not agree to this Section 12; and

(h)	nothing in this Letter will be construed as preventing the Company from pursuing any and all remedies available to it for the breach or threatened breach of Sections 8 and 12, including recovery of money damages or temporary or permanent injunctive relief.

12.3	Related Definitions.

(a)	“Restricted Activity” means: (i) participating in the business of providing financial services in competition with the Group; or (ii) participating in any business, function or activity in competition with the Group which is similar to a business, function or activity which you performed or were engaged in for the Group’s benefit during the 12 months prior to your termination date. For purposes of this definition, “participating” includes holding a 5% or greater equity, voting or profit participation interest in any business enterprise that engages in a Restricted Activity, or associating with such business enterprise as a director, officer, employee, partner, consultant, agent or advisor.

(b)	“Restricted Area” means any location within 25 miles of any office of the Group that provides banking and financial services during the 12 months prior to your termination date.

(c)	“Solicit” means any communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action; provided, however, that “solicit” will not include a general solicitation to the public at large.

12.4	Notice to New Employers. Before you either apply for or accept employment with any other person or entity while Section 12.1 is in effect, you will provide the prospective employer with written notice of the provisions of this Section 12 and will deliver a copy of the notice to the Company.

12.5	Future Cooperation. You agree that, upon the Company’s reasonable request following your termination of employment, you will use reasonable best efforts to assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Group arising out of events occurring during your employment, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Group, including any proceeding before any arbitral, administrative, regulatory, self-regulatory, judicial, legislative, or other body or agency. You will be entitled to reimbursement for reasonable out-of-pocket expenses (including travel expenses) incurred in connection with providing such assistance.

Peter Chapman

September 12, 2014

12.6	Non-Disparagement. You agree that you will not at any time publicly disparage or encourage or induce others to publicly disparage the Group or National Australia Bank Limited or any of its affiliates (or any of their respective employees, officers, directors, shareholders, owners, representatives, independent contractors, agents, businesses or services) and/or engage in any conduct that is in any way injurious to the reputation or interests of the Group or National Australia Bank Limited or any of its affiliates, including without limitation, any negative or derogatory statements or writings.

13.	Effect of Excise Tax and FDIC Limits on Golden Parachute Payments

13.1	In the event that the payments and other benefits provided for in this Letter or otherwise payable to you (collectively, “Benefits”) (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986 (the “Code”) and (ii) but for this Section 13.1, would be subject to the excise tax imposed by Section 4999 of the Code, then your Benefits will be either:

(a)	delivered in full, or

(b)	delivered as to such lesser extent which would result in no portion of such Benefits being subject to the excise tax under Section 4999 of the Code,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999 of the Code, results in the receipt by you, on an after-tax basis, of the greatest amount of Benefits. The Benefits to be reduced under this Section 13.1 will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, will be reduced in the inverse order of when the Benefits would have been made to you.

13.2	The determinations to be made with respect to Section 13.1 will be made by a certified public accounting firm (the “Accountant”) designated by the Company. As part of such determinations, the Accountant will conduct a valuation of any restrictions on your ability to compete following a Change in Control. The Company will be responsible for all charges of the Accountant.

13.3	Notwithstanding anything to the contrary, if any Benefit would otherwise be a golden parachute payment within the meaning of Section 18(k) of the Federal Deposit Insurance Act (a “Golden Parachute Payment”) that is prohibited by applicable law, then the total Benefits will be reduced to the greatest amount that could be paid or provided to you without having any Benefit be a Golden Parachute Payment.

14.	Section 409A

14.1	This Letter is intended to comply with Section 409A of the Code (“Section 409A”) to the extent it is subject thereto, and the Letter will be interpreted on a basis consistent with such intent. If and to the extent that any payment or benefit under this Letter, or any plan, award agreement or arrangement of the Group, constitutes “non-qualified deferred compensation” subject to Section 409A, such payments and benefits may only be made or satisfied under this Letter upon an event and in a manner permitted by Section 409A. Each payment of compensation under this Letter will be treated as a separate payment of compensation for purposes of Section 409A to the extent Section 409A applies to such payments.

Peter Chapman

September 12, 2014

14.2	Notwithstanding anything in this Letter to the contrary, if you are considered a “specified employee” for purposes of Section 409A, (i) if payment of any amounts under this Letter is required to be delayed for a period of six months after separation from service pursuant to Section 409A, payment of such amounts will be delayed as required by Section 409A and will, subject to Section 9.6, be paid in a lump sum payment within fifteen days after the end of the six-month period and (ii) in the event any equity-based awards held by you that vest upon termination of your employment constitute “non-qualified deferred compensation” subject to Section 409A, the delivery of shares or cash (as applicable) in settlement of such awards will be made on the earliest permissible payment date (including the date that is six months after separation from service pursuant to Section 409A) or event under Section 409A on which the shares or cash would otherwise be delivered or paid. If you die during the postponement period prior to the payment of any amounts or benefits or delivery of shares, the amounts and entitlements delayed on account of Section 409A will be paid or provided to the personal representative of your estate within 60 days after the date of your death.

14.3	All payments to be made upon a termination of employment under this Letter that constitute “non-qualified deferred compensation” subject to Section 409A may only be made upon a “separation from service” under Section 409A. In no event may you, directly or indirectly, designate the calendar year of a payment. Any payments and/or equity-based awards which constitute “non-qualified deferred compensation” subject to Section 409A which are payable upon a Change in Control will only be paid upon transactions or events which give rise to a “change in ownership or effective control” or a change in the “ownership of a substantial portion of the assets” of the Company under Section 409A, and in the event such transactions or events do not give rise to a “change in ownership or effective control” or a change in the “ownership of a substantial portion of the assets” of the Company, such amounts will become vested and nonforfeitable but will be distributed on the otherwise applicable distribution date or event. All reimbursements and in-kind benefits provided under this Letter will be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iii) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

15.	Dispute Resolution

15.1

Mandatory Arbitration. Subject to the provisions of this Section 15, any dispute involving your employment or this Letter will be finally settled by binding arbitration in the County of Minnehaha administered by the American Arbitration Association, the FINRA, JAMS/Endispute, or any other similar association mutually agreed to by the

Peter Chapman

September 12, 2014

Company and you. The award of the arbitrators will be final and binding and judgment upon the award may be entered in any court having jurisdiction thereof. This procedure will be the exclusive means of settling any disputes that may arise under this Letter. Each party will bear its own attorney’s fees and legal expenses and will share equally the fees and expenses of the arbitration; provided that if you prevail on any material issue (as determined by the arbitrators), the Company will reimburse you for reasonable attorney’s fees and legal expenses incurred in connection with such claim.

15.2	Injunctions and Enforcement of Arbitration Awards. You or the Group may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the County of Minnehaha to enforce any arbitration award under Section 15.1. Also, the Group may bring such an action or proceeding, in addition to its rights under Section 15.1 and whether or not an arbitration proceeding has been or is ever initiated, to temporarily, preliminarily or permanently enforce any part of Sections 8 and 12. You agree that (i) your violating any part of Sections 8 and 12 would cause damage to the Group that cannot be measured or repaired, (ii) the Group therefore is entitled to an injunction, restraining order or other equitable relief restraining any actual or threatened violation of those Sections, (iii) no bond will need to be posted for the Group to receive such an injunction, order or other relief, and (iv) no proof will be required that monetary damages for violations of those Sections would be difficult to calculate and that remedies at law would be inadequate and (v) that the General Counsel of the Company is irrevocably appointed as your agent for service of process in connection with any such action or proceeding (the General Counsel will promptly advise you of any such service of process).

15.3	Waiver of Jury Trial. To the extent permitted by law, you and the Group waive any and all rights to a jury trial with respect to any dispute involving your employment or this Letter.

15.4	Governing Law. This Letter is governed by the laws of the State of South Dakota.

16.	General Provisions

16.1	Effect on Other Agreements. This Letter is the entire agreement between you and the Company with respect to the relationship contemplated by this Letter and supersedes any earlier agreement, written or oral, with respect to the subject matter of this Letter (including, but not limited to, the secondment letter agreement, dated November 8, 2012, between National Australia Bank Limited and you), provided, however, in the event that any of the provision(s) contained in Sections 8 or 12 of this Letter are held by a court of competent jurisdiction to be unenforceable, this letter will not supersede the terms and conditions set forth in that certain Loyalty Agreement previously entered into by and between you and the Company and/or its affiliates, as set forth and contained in the “Employee Handbook” as acknowledged and accepted by you, that are analogous to such provision(s). In entering into this Letter, no party has relied on or made any representation, warranty, inducement, promise or understanding that is not in this Letter.

Peter Chapman

September 12, 2014

16.2	Withholding. You and the Group will treat all payments to you under this Letter as compensation for services. Accordingly, the Group may withhold from any payment any taxes that are required to be withheld under any law, rule or regulation.

16.3	No Mitigation. You do not need to seek other employment or take any other action to mitigate any amounts owed to you under this Letter, and those amounts will not be reduced if you do obtain other employment.

16.4	Survival. Upon any termination of your employment with the Group or of this Letter, this Letter will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements in Sections 8 and 12.

16.5	Notices. All notices, requests, demands and other communications under this Letter must be in writing and will deemed given (i) on the business day sent, when delivered by hand or facsimile transmission (with confirmation) during normal business hours, (ii) on the business day after the business day sent, if delivered by a nationally recognized overnight courier or facsimile transmission (with confirmation) outside normal business hours or (iii) on the third business day after the business day sent if delivered by registered or certified mail, return receipt requested, in each case to the following address or number (or to such other addresses or numbers as may be specified by notice that conforms to this Section 16.5):

If to you, then to your last address on the payroll records of the Company unless otherwise directed in writing by you by notice that conforms to this Section 16.5.

If to the Company or any other member of the Group, to:

Great Western Bancorp, Inc.

100 North Philips Avenue

Sioux Falls, South Dakota 57104

Attention: General Counsel

Facsimile: (605) 333-7882

16.6	Consideration. This Letter is in consideration of the mutual covenants contained in it. You and the Group acknowledge the receipt and sufficiency of the consideration to this Letter and intend this Letter to be legally binding.

16.7	Waiver and Exercise of Rights. Any provision of this Letter may be amended or waived but only if the amendment or waiver is in writing and signed, in the case of an amendment, by you and the Company or, in the case of a waiver, by the party that would have benefited by the provision waived. Except as this Letter otherwise provides, no failure or delay by you or the Company to exercise any right or remedy under this Letter will operate as a waiver, and no partial exercise of any right or remedy will preclude any further exercise.

Peter Chapman

September 12, 2014

16.8	Severability. Every term of this Letter is an independent and severable term. If any provision of this Letter is found by any court of competent jurisdiction (or legally empowered agency) to be illegal, invalid or unenforceable for any reason, then (i) the provision will be amended automatically to the minimum extent necessary to cure the illegality or invalidity and permit enforcement and (ii) the remainder of this Letter will not be affected.

16.9	Successors. You may not assign this Letter without the Company’s consent. Any attempt to effect any of the preceding in violation of this Section 16.9, whether voluntary or involuntary, will be void. The Company may assign this Letter to any of its affiliates or a successor of the Company, in which case the affiliate or successor, as applicable, will be treated for all purposes as the Company under this Letter. If you die and any amounts become payable under this Letter, we will pay those amounts to your estate.

16.10	Third Party Beneficiaries. This Letter will be binding on, inure to the benefit of and be enforceable by the parties and their respective heirs, personal representatives, successors and assigns. In addition, Great Western Bank shall be a third party beneficiary to all the rights of the Company set forth herein and may assert them as if it were the Company. This Letter does not confer any rights, remedies, obligations or liabilities to any entity or person other than you, the Company and Great Western Bank and your and the Company’s and Great Western Bank’s permitted successors and assigns, although this Letter will inure to the benefit of the Group.

16.11	Counterparts. This Letter may be executed in counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

Peter Chapman

THIS CONTRACT CONTAINS AN ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

A copy of this Letter is enclosed for your records. Please sign the acknowledgement below, and return this Letter to Andy Pederson, Head of People and Culture. Please do not hesitate to contact Andy Pederson or Ken Karels if you have any questions.

Yours sincerely,

Great Western Bancorp, Inc.

/s/ Kenneth Karels
By:	Kenneth Karels
Title:	President and
Chief Executive Officer

Acceptance

I acknowledge that I have read and understood this Letter. I accept the Position with Great Western Bancorp, Inc., on the terms set out in this Letter and acknowledge that I have not relied on any representations other than those set out in this Letter.

Signed:	/s/ Peter Chapman

Name (please print):	Peter Chapman

Date:	12th September 2014